October 21, 2022

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:	Kalera Public Ltd Co
Registration Statement on Form S-1 File No. 333-267797

Acceleration Request

Requested Date: October 25, 2022

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Kalera Public Limited Company (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-267797) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on October 25, 2022.

We request that we be notified of such effectiveness by a telephone call to David Dixter of Milbank LLP at +44 20.7615.3120 and that such effectiveness also be confirmed in writing.

Very truly yours,

Kalera Public Ltd Co

/s/ Fernando Cornejo
Fernando Cornejo
Chief Financial Officer

cc:	David Dixter, Esq.
Milbank LLP